UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2020

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐     No ☒

MATERIAL EVENT

CORPORATE NAME	: EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	: 00124
TAXPAYER I.D.	: 91.144.000-8

By virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in General Rule No. 30, Section II of the Chilean Superintendence of Securities and Insurance, today Financial Market Commission (Comisión para el Mercado Financiero), and being duly empowered to this effect I hereby report the following regarding Embotelladora Andina S.A. (the "Company"), its business, its securities or tender offer, as a material event:

On March 31, 2020, the Board of Directors of the Company, taking into consideration the increasing restrictions on the mobility and assembly of persons imposed by the authorities due to the Covid-19 pandemic, and in accordance with the provisions of General Rule No. 435 and Circular Letter No. 1141, both issued by the Financial Market Commission (Comisión para el Mercado Financiero) on March 18, 2020, agreed that the next shareholders' meetings to be convened by the Board of Directors, as well as those already convened and which have not yet taken place, may be carried out in person and/or remotely, through technological means that allow the participation of shareholders who are not physically present at the venue, using for this purpose distance voting mechanisms that duly guarantee the identity of such shareholders, or their proxies, if any, and the participation of representatives of the Financial Market Commission (Comisión para el Mercado Financiero); and safeguard the principle of simultaneous and secret voting at such meetings.

For these purposes, necessary systems or procedures must be implemented to accredit the identity of the persons who participate remotely in each shareholders' meeting, that have the powers of attorney that allow them to act in representation of the shareholder, if they are not acting on their own behalf, and the confidentiality of the votes cast remotely until the end of the counting process for the other votes, on the day of the meeting. The foregoing, through internal solutions, or those offered by third parties.

A detailed description of the technological means, voting mechanisms and identification systems or procedures indicated above will be communicated in due course through the Company's website.

Santiago, April 1, 2020.

Jaime Cohen Arancibia

Corporate Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Jaime Cohen
Name:	Jaime Cohen
Title:	Chief Legal Officer

Santiago, April 1, 2020